BALCOR REALTY INVESTORS - 84
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190


                                March 22, 1996


Dear Investor:

     On March 11, 1996, Metropolitan Acquisition VII, L.L.C. ("Metropolitan") announced an unsolicited offer to purchase up to approximately 30% of the outstanding limited partnership interests ("Units") of Balcor Realty Investors
- 84 (the "Partnership") at a price of $153 per Unit. Balcor Partners-XV ("Balcor"), your general partner, makes no recommendation with respect to this offer and suggests that you consider the following factors in making your decision to accept or reject this offer:

     1. As noted in the Metropolitan offer materials, Metropolitan is making its offer with a view to making a profit, and there is accordingly a conflict between Metropolitan's desire to acquire the Units at a low price and the desire of the limited partners to sell their Units at a high price. However, for limited partners who desire immediate cash, Metropolitan's offer provides you with an opportunity to immediately liquidate your investment in the Partnership.

     2. Our November 30, 1995 letter to you indicated that the Alex. Brown & Sons Incorporated ("Alex. Brown") current liquidation value per Unit ranged from $191 to $215. Alex. Brown's definition of current liquidation value assumes an orderly liquidation of the remaining properties of the Partnership over twelve months. Adjusting for property sales, projected cash on hand and other working capital as of March 31, 1996, the Alex. Brown value range has been adjusted by Balcor to $197 to $216 ("Alex. Brown Adjusted Value"). The Metropolitan offering price represents, respectively, 78% and 71% of the low end and the high end of the Alex. Brown Adjusted Value range.

     3. In our November 30, 1995 letter to investors, we indicated that Balcor's strategy was to sell the Partnership's remaining assets over the next three to four years. We also stated that the timing of the liquidation could be lengthened or shortened due to changes in market conditions, economic factors, interest rates and unforeseen events. Since November, 1995, Balcor believes that the market for multifamily housing properties has become increasingly favorable to sellers of these properties. This belief is based on the results of the sales and marketing activities of the Partnership as described below and based upon the similar results of such activities by various other partnerships affiliated with Balcor. These favorable market conditions are in part attributable to the increasing strength of the capital markets and the re-entry of REITs into the acquisition market. Since our November 30, 1995 letter, the Partnership has sold one of its properties. Of its remaining twelve properties, Balcor (i) has entered into letters of intent to sell two additional properties; (ii) has begun or is actively marketing two of its properties for sale; and (iii) if the market remains favorable, intends to begin actively marketing more of the remaining properties for sale. If the current market conditions for sales remain favorable and Balcor can obtain appropriate sales prices, the Partnership's liquidation strategy may be accelerated.
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     4.   In response to the Metropolitan offer, an unaffiliated third party has contacted Balcor to discuss the potential for a sale of all or substantially all of the remaining properties of the Partnership. These discussions are preliminary in nature and as of this time there are significant disagreements between the parties as to contract terms. Due to these disagreements, there can be no assurance that Balcor will continue contract negotiations with this third party.

     Balcor estimates that if the sale were to be consummated to the unaffiliated third party at the preliminary price discussed by the parties, the liquidating distribution that would be received by the limited partners would be higher than the Metropolitan offering price but would be lower than the high end of the Alex. Brown Adjusted Value range. Please note that any sale of all or substantially all of the Partnership's assets would be contingent upon, among other things, the approval of the holders of a majority of the outstanding Units as required by the partnership agreement of the Partnership. Therefore, even if negotiations continue and a mutually acceptable contract is agreed upon, there can be no assurance that the sale will ultimately be consummated.

     5. The Partnership does not expect to make a quarterly distribution in mid-April, 1996. However, as a result of the previously mentioned sale as well as positive cash flow from property operations, the short term loan from Balcor has been repaid and the Partnership is building cash reserves and expects to begin distributions later this year. The timing of any distributions is in part dependent upon the completion of the previously mentioned sales in progress.

     6. Acceptance of Metropolitan's offer will constitute a taxable event to you. To the extent applicable to your personal situation, a sale of your Units may cause you to recognize taxable income. You should consult your personal tax and legal advisors prior to accepting the offer and tendering your Units.

     Under the terms of Metropolitan's offer, they cannot, until April 5, 1996, purchase and pay for any Units tendered prior to that time, and you may withdraw Units tendered to Metropolitan at any time prior to 12:00 midnight on April 5, 1996. If you wish to retain your Units, you need not take any action regarding the Metropolitan offer.

     Balcor will continue to act in the manner that Balcor believes is in the best interest of the limited partners.

     Balcor strongly urges you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the above and other factors. We have omitted the Exhibits to the Schedule 14D-9 but will deliver them to you at our expense if you call 1-800-422-5267.

Very truly yours,

/s/Thomas E. Meador

Thomas E. Meador
Chairman, Balcor Partners-XV
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